02020016

1-14491

EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

MARCH 4, 2002

Tele Celular Sul Participações S.A.

Tele Cellular Sul Holding Company

(Translation of registrant's name into English)

Rua Comendador Araújo, 299 - 3° andar
80420-000 Curitiba, PR, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) N/A

TELE CELLULAR SUL HOLDING COMPANY

TABLE OF CONTENTS

Item 1

TELE CELULAR SUL PARTICIPAÇÕES S.A

Contact

Paulo Roberto Cruz Cozza
Chief Financial Officer and Director of Investor Relations

Joana Dark Fonseca Serafim
Investor Relations
(41) 312-6862
jserafim@timsul.com.br

Rafael J. Caron Bósio
Investor Relations
(41) 312-6623
rbosio@timsul.com.br

Website
http://www.timsul.com.br/tcf

TELE CELULAR SUL PARTICIPAÇÕES S.A. ANNOUNCES RELEVANT FACT

Curitiba, March 01, 2002 – Tele Celular Sul Participações S.A. (BOVESPA: TCLS3 and TCLS4; NYSE: TSU), the holding Company of Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A., leading providers of cellular telecommunication services in Southern Brazil, announces relevant fact.

Pursuant to paragraph 4 of article 157 of Law n° 6.404/76 and pursuant to the provisions of CVM Instruction nº 31/84, the Shareholders of **Tele Celular Sul Participações S.A.** ("TSU" or "Company") and the market are hereby informed that, during meeting held on February 28, 2002, the Board of Directors of the Company decided to submit to the Company's Special Shareholders' Meeting, to be duly called, a proposal for capital increase through the capitalization, to the benefit of Bitel Participações S.A. ("Bitel"), of fiscal benefit (verified on Telesc Celular S.A.) arising from the amortization of the premium transferred by virtue of the partial spin-off of TSU, pursuant to paragraph one of article 7 of CVM Instruction nº 319/99 and pursuant to the provisions of Clause 8 of the Agreement and Justification of Partial Spin-off of TSU. The capital increase, to be submitted to the Special Shareholders' Meeting, shall be of R$ 17,633,052.24 and preemptive rights for subscription of the shares to be issued due to the capital increase shall be granted to the remaining shareholders, in proportion to the number of shares held by each shareholder.

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Item 2

Contact

Paulo Roberto Cruz Cozza
Chief Financial Officer and Director of Investor Relations

Joana Dark Fonseca Serafim
Investor Relations
(41) 312-6862
jserafim@timsul.com.br

Rafael J. Caron Bósio
Investor Relations
(41) 312-6623
rbosio@timsul.com.br

Website
http://www.timsul.com.br/tcf

TELE CELULAR SUL PARTICIPAÇÕES S.A.

ANNOUNCES FOURTH QUARTER

AND FULL-YEAR 2001 RESULTS

Curitiba, March 01, 2002 – Tele Celular Sul Participações S.A. (BOVESPA: TCLS3 and TCLS4; NYSE: TSU), the holding Company of Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A., leading providers of cellular telecommunication services in Southern Brazil, announces its results for the fourth quarter and full-year 2001.

2001 Highlights

✓ Consolidation of the network quality, reaching a significantly higher competitive level.

✓ Creation of a Business Unit, catering to the corporate segment (TIM Business), with a dedicated infrastructure: trained consultants, a separate Customer Relations Center and an independent Web site.

✓ Evolution of the Service Center to a CRC - Centro de Relacionamento com o Cliente, (Customer Relations Center) offering specific mobile communication products, services and solutions according to the customer's needs.

✓ Investment in the protection of the high-value customer base, by creating a special segmentation strategy.

✓ TIM brand consolidation: it is now the Top of Mind across Southern Brazil.

✓ Rollout of the TIMnet services.

Management Comments

"Tele Celular Sul not only grew in 2001, but also ensured business profitability. The operating income as measured by EBITDA grew by 47% over the preceding year, reaching R$ 320.6 million. Net profit was R$ 59.9 million, having quadrupled over 2000, resulting from a 14% increase in total gross revenues and from a decrease in bad debt, administrative and marketing expenses. This is material evidence of our constant efforts to combine growth with innovation and profitability."

Alvaro P. de Moraes Filho
Chief Executive Officer

	4Q01	4Q00	3Q01	2001	2000
Gross Handset Revenue	58,373	14.213	34.816	116.026	85.644
Gross Service Revenue	235,328	220,046	216,851	940,320	840,438
Gross Operating Revenue	**293,701**	**234,259**	**251,667**	**1,056,346**	**926,082**
Total Net Revenue	**227,332**	**177,305**	**196,235**	**791,429**	**716,887**
EBITDA	**78,962**	**67,393**	**84,435**	**320,611**	**218,727**
EBITDA Margin	35%	38%	43%	40%	31%
EBITDA Margin (without handset sales)	44%	41%	49%	46%	34%
Net Income	**16,851**	**8,246**	**10,878**	**59,889**	**15,368**
Net Income per 1,000 shares – R$	0.05	0.02	0.03	0.17	0.04
Net Income per ADR (10,000 PN shares)	0.50	0.20	0.30	1.70	0.40

Market Share

Tele Celular Sul closed 2001 with a market share estimated at 66%, maintaining its competitive leadership in its region. The total penetration rate in the concession area was approximately 16%.

By year-end 2001, the Company had 1.6 million customers, of which 62% were prepaid service users. During the year, 88,000 customers were removed from the total base, in order to keep the effects of bad debt to an absolute minimum.

The Company covers 232 municipalities and over 1,700 km of roads. The carrier services are available to 78% of the inhabitants in its area, which means approximately 11.6 million people.

Operating Revenue

In R$ Thousand

	4Q01	4Q00	3Q01	2001	2000
Net Services Revenue	177,960	165,077	173,369	700,355	642,921
Net Handsets Revenue	49,372	12,228	22,866	91,074	73,966
Total Net Revenue	**227,332**	**177,305**	**196,235**	**791,429**	**716,887**

Total Net Revenue posted in 2001 was R$ 791.4 million, representing a 10% growth - or 18%, after the deduction of the effects of bad debt - over the preceding year. In the fourth quarter 2001, Net Revenue totaled R$ 227.3 million, 28% above the 4th quarter/2000.

The 4Q01 showed a 116% increase in Revenue from the Sale of Handsets

Net Revenues from the sale of handsets amounted to R$ 91.0 million. In August 2001 the Company started selling handsets directly to the dealers; until then that activity had been outsourced. This fact explains the significant increment over the preceding year, and particularly in the 4th quarter/2001 over the 3rd quarter 2001.

The net ARPU - Average Revenue Per User remained practically stable at R$ 39.0 in 2001. The decrease from 2000 mirrors the marked growth of prepaid services.

The MOU - Minutes of Use per customer reached 115 by year-end over 123 in 2001; the reduction stems from the increased number of prepaid users in the total customer base. In the 4th quarter/2001 the MOU was 118, and the increment over the 3rd quarter/01 is owed to the greater use by visitors, particularly in December, because of the holiday season.

Gross Revenue Composition

Total Gross Operating Revenue 2001
R$ 1,056.3 million


Handset Sales
Other
8.2
116.0
306.8
Interconnection
178.3
Monthly Fee
447.0
Usage

Total Gross Operating Revenue 2000
R$ 926.0 million


Handset Sales
Interconnection
246.4
85.6
3.2
Other
182.1
Monthly Fee
408.7
Usage

Operating Costs and Expenses

In R$ thousands

	4Q01	4Q00	3Q01	2001	2000
Cost of Services and Sale of Handsets	**125,164**	**104,086**	**101,970**	**406,033**	**419,366**
Cost of Services	80,057	88,068	70,737	294,110	316,436
Cost of Handset Sales	45,107	16,018	31,233	111,923	102,930
Selling Expenses	**49,408**	**33,273**	**45,268**	**181,424**	**171,941**
General and Administrative Expenses	**19,387**	**11,747**	**15,127**	**67,780**	**48,349**
TOTAL	**193,959**	**149,106**	**162,365**	**655,237**	**639,656**
Bad Debt Expenses	**2,883**	**1,773**	**6,481**	**18,335**	**59,051**

The Company resumed the sale of handsets to dealers.

The operating costs and expenses (marketing, General & Administrative expenses) totaled R$ 655.2 million, representing a 2% increase over 2000. This increase derived basically from three factors: a) expansion of the customer base; b) increase in depreciation expenses, in view of the accelerated investment of recent periods; and c) a rise in costs related to the sale of handsets, due to the expansion in mobile equipment.

Operating Costs and Expenses, after the deduction of depreciation and handset costs, showed a 6% reduction over the year 2000, confirming the greater control over operating expenses.

70% decrease in bad debt in 2001

In 2001, the bad debt expenses totaled R$ 18.3 million, versus R$ 59.1 million in 2000, representing 2% and 6% of the total gross revenue, respectively.

SAC of R$161.0 in 2001

The average Subscriber Acquisition Cost (SAC) in 2001 was R$161.0; the increase over 2000 (R$ 136.0) reflects mainly the impact of the real devaluation against the dollar on handset prices, as well as the highly competitive scenario. In the 4th quarter 2001, the SAC was reduced to R$ 110.00.

Depreciation and Amortization expenses in 2001 were R$ 200.0 million (including the amortization of the premium, amounting to R$ 26.9 million), representing a 28% increase year-over-year.

EBITDA

EBITDA of R$ 320.6 million in 2001

EBITDA reached R$ 320.6 million, representing a 47% increase over 2000. The EBITDA margin was 40% over the total net revenue – or 46% without the sale of handsets - versus the 31% and 34% margins posted in 2000, respectively.



100
80
60
40
20
0
38%
41%
45%
43%
35%
67.4
76.4
80.8
84.4
79.0
50%
40%
30%
20%
10%
0%
4Q00
1Q01
2Q01
3Q01
4Q01
EBITDA R$ Million
EBITDA Margin (%)



360
300
240
180
120
60
0
40%
31%
320.6
218.7
50%
40%
30%
20%
10%
0%
2001
2000
EBITDA R$ Million
EBITDA Margin (%)

Net Profit

	4Q01	4Q00	3Q01	2001	2000
Net Income (Loss) -R$ thousand	16,851	8,246	10,878	59,889	15,368
Net Income (Loss) per 1,000 shares – R$	0.05	0.02	0.03	0.17	0.04

Increased profitability in 2001

Net profit was R$ 59.9 million, having quadrupled over 2000. This resulted from the 14% increase in total gross revenues, coupled with the decrease in bad debt, administrative and marketing expenses.

Tele Celular Sul recorded R$ 16.9 million in Net Profit during the 4th quarter, 55% higher than in 3Q01.

Investment and Funding

During 2001, Tele Celular Sul invested R$ 158.4 million, through its controlled companies, in expanding and modernizing its mobile phone network, and in developing IT systems and TIMnet.com, the company providing content for the mobile Internet. The investment program was mostly funded with cash generation.

At the end of 2001, the net indebtedness was R$ 194.5 million, versus R$ 255.8 million in 2000. Of the total debt, R$ 59.8 million represents loans in dollars, which are totally covered by hedging operations, to protect them from exchange rate variations. Additionally, a specific portion of the BNDES loan, amounting to R$ 15.8 million, is subject to an interest rate linked to the Bank's "basket of currencies", including the dollar. There is no hedging instrument available in the market for this specific case.

Recent Events

Redesign of service plans and rate adjustment

On February 1, 2002, Tele Celular Sul adjusted its rates upward by 6.9% in Paraná and 4.5% in Santa Catarina. The different percentages mirror different taxation schemes in the two States.

Together with the increase, the Company launched several changes to the plans, increasing usage-related benefits to customers. A wide publicity campaign was also launched to stimulate usage.

In the same period, the interconnection charge (TU-M) was also increased from R$ 0.2552 per minute to R$ 0.2823 (both net of taxes). The increase is based on the inflation over the period from October 2000 to December 2001.

"This release contains forecasts and/or forward-looking statements. Those expectations are based on a number of assumptions. Those expectations are subject to the risks and uncertainties inherent to projections and/ forward-looking statements. The results may differ materially from the expectations expressed in the forecasts and/or forward-looking statements if one or more of those assumptions and expectations prove to be imprecise or unrealized."

Highlights

	1Q01	2Q01	3Q01	4Q01	4Q00	2001	2000
Total Subscribers	1,486,673	1,508,071	1,534,566	1,603,913	1,416,484	1,603,913	1,416,484
Postpaid	736,534	669,992	625,022	605,592	757,478	605,592	757,478
Prepaid	750,139	838,079	909,544	998,321	659,006	998,321	659,006
Estimated population in the region (million)	14,7	14,8	14,8	14,8	14,7	14,8	14,7
Municipalities Served	219	220	220	232	219	232	219
Estimated Total Penetration	14%	14%	15%	16%	13%	16%	13%
Market share	73%	71%	68%	66%	75%	66%	75%
ARPU Total [1]	R$42	R$38	R$37	R$38	R$42	R$39	R$45
MOU Total	119	111	104	118	121	115	123
SAC	R$200	R$172	R$181	R$110	R$127	R$161	R$136
Capex (million)	R$30	R$37	R$35	R$54	R$88	158	R$204
Net Addition	70,189	21,398	26,495	69,347	131,964	187,429	382,218
Churn [2]	3%	3%	3%	3%	5%	12%	16%
Churn (including clean up) [2]	-	6%	5%	4%	-	17%	-
Disconnections (Clean up)	-	39,949	34,176	13,815	-	87,940	-
Point of sales	722	751	825	937	685	937	685
Total Staff [3]	1,286	1,286	1,243	1,178	1,178	1,178	1,175

Notes: (1) Average revenue per subscriber
(2) Calculated over the average subscriber base.
(3) Full time employees

EBITDA Calculation

In R$ thousand

	4Q01	4Q00	3Q01	2001	2000
Net Operating Revenue	227,332	177,305	196,235	791,429	716,887
Operating profit (loss)	16,585	6,006	14,357	76,203	4,805
Depreciation	46,914	41,475	44,630	173,042	141,726
Premium amortization	6,744	6,732	6,745	26,961	14,292
Financial revenue	(22,098)	(8,800)	(15,460)	(61,638)	(27,645)
Financial expenses	30,817	21,980	34,163	106,043	85,549
EBITDA	78,962	**67,393**	**84,435**	**320,611**	**218,727**
EBITDA Margin (%)	35%	**38%**	**43%**	**40%**	**31%**

Operating Revenue

In R$ thousand

	4Q01	4Q00	3Q01	2001	2000
Handsets Sales	58,373	14,213	34,816	116,026	85,644
Usage	106,135	104,378	95,954	447,071	408,722
Monthly Fees	44,952	42,996	45,480	178,275	182,075
Interconnection	80,530	70,767	74,453	306,811	246,394
Others	3,711	1,905	964	8,163	3,247
Gross Operating Revenue	**293,701**	**234,259**	**251,667**	**1,056,346**	**926,082**
Taxes and Other Deductions	(66,369)	(56,954)	(55,432)	(264,917)	(209,195)
Net Operating Revenue	**227,332**	**177,305**	**196,235**	**791,429**	**716,887**
Net Operating Revenue from Services	177,960	165,077	173,369	700,355	642,921
Net Operating Revenue from Sales	49,372	12,228	22,866	91,074	73,966

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TELE CELULAR SUL PARTICIPAÇÕES S.A.

Balance Sheet at December 31
In thousands of reais

	Parent Company		Consolidated	
	2001	2000	2001	2000
Assets				
Current assets				
Cash and banks	1,099	225	5,462	8,008
Marketable securities	9,843		134,397	89,001
Trade accounts receivable			148,862	127,638
Inventories			21,856	12,365
Deferred and recoverable taxes	6,422	4,069	53,197	47,184
Interest over shareholders' capital receivable	17,664	7,878		
Dividends receivable	859	2,489		
Accounts receivable from sale of assets				10,660
Other	832	1,553	12,423	1,7319
	36,719	16,214	376,197	312,175
Non current assets				
Subsidiaries	3,176	27,928		
Deferred and recoverable taxes				
Deferred and recoverable taxes	774	725	241,254	246,909
Judicial deposits			10,908	10,683
Other	14		1,889	1,762
	3,964	28,653	254,051	259,354
Permanent assets				
Investments	810,929	760,837	28,707	16,273
Property, plant and equipment	96	108	775,575	837,165
Deferred charges			67,649	36,586
	811,025	760,945	871,931	890,024
Total	851,708	805,812	1,502,179	1,461,553

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TELE CELULAR SUL PARTICIPAÇÕES S.A.

Balance Sheet at December 31
In thousands of reais

	Parent Company		Consolidated	
	2001	2000	2001	2000
Liabilities and stockholders' equity				
Current liabilities				
Trade accounts payable	2,330	3,122	63,389	98,724
Loans and financings			21,987	31,348
Debentures			8,860	7,674
Salaries and social charges	10,389	6,033	13,083	9,190
Taxes and contributions payable	854	2,877	20,794	28,245
Interest on shareholders' equity payable	20,450	4,882	26,636	8,909
Dividends payable	1,755	9,626	2,184	10,313
Subsidiaries and associated companies		5,899		
Other liabilities	5,247	1,085	14,548	4,735
	41,025	33,524	171,481	199,138
Noncurrent liabilities				
Loans and financings			103,539	113,763
Debentures			200,000	200,000
Taxes and contributions payable			60,727	32,367
Pension plan contributions	2,239	2,132	2,239	2,174
Provision for contingencies	40		6,095	1,517
Other	75	75	75	75
	2,354	2,207	372,675	349,896
Minority interest			149,694	142,438
Shareholders' equity				
Capital	245,033	175,772	245,033	175,772
Capital reserve	195,695	205,603	195,695	205,603
Revenue reserves	367,601	111,740	367,601	111,740
Retained earnings		276,966		276,966
	808,329	770,081	808,329	770,081
Total	851,708	805,812	1,502,179	1,461,553

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TELE CELULAR SUL PARTICIPAÇÕES S.A.

Income Statement
Years ended December 31
In thousands of reais

	Parent Company		Consolidated	
	2001	**2000**	**2001**	**2000**
Gross revenues			1,056,346	926,082
Deductions from gross revenues			(264,917)	(209195)
Net revenues			791,429	716,887
Cost of goods sold and services rendered			(406,033)	(364,468)
Gross profit			385,396	352,419
Operating revenues (expenses)				
Selling			(181,424)	(201,150)
General and administrative	(2,819)	(2,990)	(67,780)	(74,038)
Equity	62,580	8,175	(1,888)	
Other operating income (expense), net	(973)	(2,027)	(15,584)	(14,522)
	58,788	3,158	(266,676)	(289,710)
Operating profit before financial results	58,788	3,158	118,720	62,709
Financing revenues (expenses)				
Financial income	27,062	3,134	45,278	17,463
Financial expenses	(22,717)	(2,097)	(72,045)	(62,619)
Exchange variations, net	(223)	15,529	(17,638)	(12,748)
	4,122	16,566	(44,405)	(57,904)
Operating profit	62,910	19,724	74,315	4,805
Non-operating income (expenses), net	(256)	2,130	10	3,507
Income before taxes and profit sharing	62,654	21,854	74,325	8,312
Income tax and social contribution	434	(4,997)	672	6,320
Employees profit sharing	(3,199)	(1,489)	(4,129)	(2,262)
Minority interest			(10,979)	2,998
Net income for the year	59,889	15,368	59,889	15,368
Net income per thousands shares (R$)	0.17	0.05		

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TELE CELULAR SUL PARTICIPAÇÕES CELULAR S.A. - PARENT COMPANY

Statement of Changes in Shareholders' Equity
In Thousand of reais

	Paid-up capital	Capital reserve	Revenue reserves					
	Capital	Special premium reserve	Legal reserve	Unrealized profits reserve	Special reserve for dividends	Profit reserve for expansion	Retained earnings	Total
Balances at December 31, 1999	**175.872**		**16.744**	**126.655**			**241.695**	**560.966**
. Partial reduction of capital	(100)	100						
. Incorporation of parent company goodwill		205.503						205.503
. Net income for the year							15.368	15.368
. Partial realization of unrealized profits reserve				(32.427)			32.427	
Appropriation of net income for the year:								
. Legal reserve			768				(768)	
. Interest on shareholders' equity							(2.515)	(2.515)
. Dividends							(9.241)	(9.241)
Balances at December 31, 2000	**175.772**	**205.603**	**17.512**	**94.228**			**276.966**	**770.081**
. Capital increase	69.261	(9.908)					(59.353)	
. Net income for the year							59.889	59.889
. Realization of unrealized profits reserve				(94.228)			94.228	
. Special reserve for dividends					19.257		(19.257)	
. Profit reserve for expansion						327.838	(327.838)	
Appropriation of net income for the year:								
. Legal reserve			2.994				(2.994)	
. Interest on shareholders' equity							(20.782)	(20.782)
. Dividends							(859)	(859)
Balances at December 31, 2001	**245.033**	**195.695**	**20.506**		**19.257**	**327.838**		**808.329**

Share value per thousands shares (R$) **2,39**

TELE CELULAR SUL PARTICIPAÇÕES S.A. AND
TELE CELULAR SUL PARTICIPAÇÕES S.A. AND SUBSIDIARIES
Statement of Changes in Financial Position
Years ended December 31
In thousands of reais

	Parent Company		Consolidated	
	2001	**2000**	**2001**	**2000**
Financial resources were provided by:				
Operations				
Net income for the year	59.889	15.368	59.889	15.368
Items not affecting working capital				
Depreciation and amortization	1.706	12	174.733	156.089
Deferred taxes amortization			7.217	
Exchange and monetary variations and interest on long-term receivables	(1.787)	(16.733)		
Exchange and monetary variations and interest on long-term liabilities			12.519	6.475
Provision (reversal of provision) for contingencies	40	(502)	4.578	(2.003)
Equity result	(62.580)	(8.175)	1.888	
Net book value of property, plant and equipment sold			883	372
Pension plan contributions	107	293	65	294
Minority interest			10.979	(2.998)
Gain on investment	255	(2.130)		(2.130)
TIMNET non-consolidation effects			(4.736)	
Third parties				
Increase of long-term liabilities			23.436	341.886
Transfer from long-term receivables to current assets	26.526	176.175	19.093	18.597
Total resources provided	24.156	164.308	310.544	531.950
Financial resources were used for:				
Long-term receivables				
Subsidiaries		51.877		
Deferred and recoverable taxes	50		19.614	32.814
Judicial deposits			225	902
Other			1.168	2.156
Permanent assets				
Investments	10.686	116.863	11.100	
Property, plant and equipment	3	90	101.684	180.524
Deferred charges	413		45.615	23.786
Dividends and interests over shareholders' capital			21.641	11.756
Transfer from long-term liabilities to current			17.818	19.588
Total resources used	11.152	168.830	218.865	271.526
Increase (decrease) in working capital	13.004	(4.522)	91.679	260.424
Changes in working capital				
Working capital at the end of the year:				
Current assets	36.719	16.214	376.197	312.175
Current liabilities	41.025	33.524	171.481	199.138
	(4.306)	(17.310)	204.716	113.037
Less working capital at the beginning of the year	(17.310)	(12.788)	113.037	(147.387)
Increase (decrease) in working capital	13.004	(4.522)	91.679	260.424

The accompany notes are na integral part of these financial statements

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TELE CELULAR SUL PARTICIPAÇÕES CELULAR S.A. - PARENT COMPANY

Statement of Changes in Shareholders' Equity
In Thousand of reais

	Paid-up capital	Capital reserve	Revenue reserves					
	Capital	Special premium reserve	Legal reserve	Unrealized profits reserve	Special reserve for dividends	Profit reserve for expansion	Retained earnings	Total
Balances at December 31, 1999	**175,872**		**16,744**	**126,655**			**241,695**	**560,966**
. Partial reduction of capital	(100)	100						
. Incorporation of parent company goodwill		205,503						205,503
. Net income for the year							15,368	15,368
. Partial realization of unrealized profits reserve				(32427)			32,427	
Appropriation of net income for the year:								
. Legal reserve			768				(768)	
. Interest on shareholders' equity							(2,515)	(2,515)
. Dividends							(9,241)	(9,241)
Balances at December 31, 2000	**175,772**	**205,603**	**17,512**	**94,228**			**276,966**	**770,081**
. Capital increase	69,261	(9,908)					(59,353)	
. Net income for the year							59,889	59,889
. Realization of unrealized profits reserve				(94,228)			94,228	
. Special reserve for dividends					19,257		(19,257)	
. Profit reserve for expansion						327,838	(327,838)	
Appropriation of net income for the year:								
. Legal reserve			2,994				(2,994)	
. Interest on shareholders' equity							(20,782)	(20,782)
. Dividends							(859)	(859)
Balances at December 31, 2001	**245,033**	**195,695**	**20,506**		**19,257**	**327,838**		**808,329**

Share value per thousands shares (R$) **2.39**

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

TELE CELULAR SUL PARTICIPAÇÕES S.A. AND
TELE CELULAR SUL PARTICIPAÇÕES S.A. AND SUBSIDIARIES
Statement of Changes in Financial Position
Years ended December 31
In thousands of reais

	Parent Company		Consolidated	
	2001	2000	2001	2000
Financial resources were provided by:				
Operations				
Net income for the year	59,889	15,368	59,889	15,368
Items not affecting working capital				
Depreciation and amortization	1,706	12	174,733	156,089
Deferred taxes amortization			7,217	
Exchange and monetary variations and interest on long-term receivables	(1,787)	(16,733)		
Exchange and monetary variations and interest on long-term liabilities			12,519	6,475
Provision (reversal of provision) for contingencies	40	(502)	4,578	(2,003)
Equity result	(62,580)	(8,175)	1,888	
Net book value of property, plant and equipment sold			883	372
Pension plan contributions	107	293	65	294
Minority interest			10,979	(2998)
Gain on investment	255	(2,130)		(2130)
TIMNET non-consolidation effects			(4,736)	
Third parties				
Increase of long-term liabilities			23,436	341,886
Transfer from long-term receivables to current assets	26,526	176,175	19,093	18,597
Total resources provided	24,156	164,308	310,544	531,950
Financial resources were used for:				
Long-term receivables				
Subsidiaries		51,877		
Deferred and recoverable taxes	50		19,613	32,814
Judicial deposits			225	902
Other			1,168	2,156
Permanent assets				
Investments	10,686	116,863	11,100	
Property, plant and equipment	3	90	101,684	180,524
Deferred charges	413		45,615	23,786
Dividends and interests over shareholders' capital			21,641	11,756
Transfer from long-term liabilities to current			17,818	19,588
Total resources used	11,152	168,830	218,865	271,526
Increase (decrease) in working capital	13,007	(4,522)	91,679	260,424
Changes in working capital				
Working capital at the end of the year:				
Current assets	36,719	16,214	376,197	312,175
Current liabilities	41,025	33,524	171,481	199,138
	(4,306)	(17,310)	204,716	113,037
Less working capital at the beginning of the year	(17,310)	(12,788)	11,3037	(147,387)
Increase (decrease) in working capital	13,004	(4,522)	91,679	260,424

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Item 3

Viver sem fronteiras

TELE CELULAR SUL PARTICIPAÇÕES S.A.
A publicly traded company
CNPJ / MF nº 02.558.115/0001-21
NIRE 41 3 0001760 3

Dear Shareholders,

The directors of Tele Celular Sul Participações S.A. submit for your review the Directors' Report and the Company and Consolidated Financial Statements, together with the independent auditors' and Statutory Audit Committee reports for the year ended on December 31, 2001.

M E S S A G E   T O   S H A R E H O L D E R S

2001 was a year of growth for Tele Celular Sul, but it was also a year of technological innovation and the development of new and unique services. The result of our dynamic business strategies placed us at the forefront of the telecommunications industry, and produced results in the form of marked customer satisfaction, increased services penetration and shareholder profitability. By year end, the Company had clearly consolidated its leadership position in its region: more than 1.6 million customers, 232 municipalities served, over 930 dealers, more than 16,000 recharge stations for prepaid customers, and a market share estimated at 66%.

These numbers attest to the Company's competitive edge and capacity for innovation in a market where high levels of subsidy are used to acquire new customers by offering low rates. Over the past year, this practice intensified with the arrival of a new competitor catering to the corporate market. In response to this predatory behavior, Tele Celular Sul adopted a "higher-ground" strategy: to achieve Customer loyalty in all segments, by offering high quality service in all aspects. The quality leap has been truly extraordinary - and encompasses both technical aspects and human relations.

The technical quality of the network, , was considered the best in Tele Celular Sul's area and one of the best in Brazil according to a renowned independent entity. This distinction is a testament to the persistence and skill of our technicians in their efforts to meet international standards. The constant quest for technological innovation - both in hardware and in software - ensures a high standard of quality and reliability for the Company's mobile phone system. So much so that all indicators proposed by Anatel -- Agência Nacional de Telecomunicações (*Brazilian Telecom Regulatory Agency).*

In addition to achieving a state-of-the art network, the Company invested in all aspects of Customer care. In an innovative step, it created the CRC -Customer Relations Center; which introduced a new concept in customer service: replacing the classic, reactive model and with a proactiveapproach, anticipating solutions, offering products and services to all segments. CRC teams in Tele Celular Sul's own shops and dealers were trained, and the concept was taken to the customer's home via the Internet, with self-service account management through the company's website. At the community level, Customer Boards were created to evaluate the quality of the products offered and services provided. These initiatives are aimed at building relationships and customer loyalty.

The result of those efforts was a 10% increase in the General Customer Satisfaction Index and Loyalty Index, as measured by continuous market research. The 25% reduction in the voluntary churn - from 16% to 12% - and the 70% drop in bad debt rates are additional positive results that confirm the adequacy of the tools chosen to implement the proposed strategy of expanding the base of good customers, thereby continually improving the Company's profitability.

At the same time, the Company did not neglect its offering of products and services. It also advanced in this field. Service plans are periodically updated to make sure that they are tailored to the profile of its customers, in order to maintain a wide array of options for customers and maximize profits to the Company. Additional services complement the range of product options - including the SMS (Short Message Service), plus the Intelligent Network and the WAP (Wireless Application Protocol), providing customers with the ability to get the most out of their cellular phones.

Tim Business, Tele Celular Sul's business unit specializing in providing solutions to the corporate market, consolidated in 2001, acquiring its own life, and generating partnerships with enterprises of all sizes. Corporate segment is a very high priority for the Company. A new business structure was created exclusive to serve this market: trained consultants, a dedicated Customer Relations Center, an independent website. The mission of Tim Business is to open a distinctive support and query channel for corporate customers, transforming the cell phone into an efficient business lever. In 2001, the corporate customer base grew by 56%.

The Company not only grew, but also achieved business profitability. The company's operating income, as measured by EBITDA, rose by 47% over the preceding year, reaching R$ 320.6 million. The net profit for the year was R$ 59.9 million, having quadrupled over 2000. This performance was the result of a 14% growth in total gross revenues and from a reduction of bad debt, general, administrative and marketing expenses. All this is concrete evidence of our permanent effort to combine growth, innovation and profitability. This is the only way to continue to lead the market and be an integral part of the life of millions of people; and to continue our tireless endeavor to generate value for our shareholders.

THE ECONOMIC ENVIRONMENT AND THE MOBILE TELEPHONE SERVICE

In 2001, the Brazilian economy was negatively impacted by the cooling of the global economy — a trend exacerbated by the crisis in Argentina, the shortage of electricity in Brazil and the terrorist attacks against the United States. This resulted in an elevation of Brazilian country risk and higher interestrates, a devaluation of our currency and reduced economic growth. However, over the last few months of the year this unfavorable outlook took a turn for the better, and the economic scenario improved. Brazil had an excellent performance in the tax area and in the balance of trade and payments. Throughout this tumultuous year, the mobile telephone industry kept expanding - growing by 24%, from 23.2 million users in 2000 to 28.7 million by the end of 2001.

Telecom Italia Móbile - TIM, the holding company of Tele Celular Sul, bought three new licenses in 2001 in through the auctions of Bands D and E. With these licenses, Tim became the only company authorized to operate across the whole of Brazil - showing that Tele Celular Sul is part of a group with a significant presence in this country. The TIM Group is also consolidating in Latin America, bringing to the market all of its international expertise in developing intelligent solutions - technology and services that transform customers into true users of leading edge mobile communication.

BUSINESS PERFORMANCE

In 2001, Tele Celular Sul opted for selective growth. The strategy it adopted was to prioritize the retention of its best customers in all strata, and further improve the quality of its services in all aspects. The result was enhanced customer satisfaction and the loyalt that comes with it, , a stronger Company brand, which is now recognized beyond its borders, and a healthy return for shareholders. The Company was thus able to expand safely and profitably.

Growth

In terms of growth, the Company acquired 188,000 new customers, thus surpassing all expectations, and successfully overcoming the competitive pressures resulting from the aggressive subsidy policy widely practiced in its market to acquire new customers. Tele Celular Sul ended 2001 with 1.6 million customers, of which 62% are prepaid service users. With an estimated 66% market share, the Company maintained its competitive edge, indisputable evidence of its innovative approach and brand power.

One of the most significant advantages for Tele Celular Sul's customers was, without any doubt,the expansion of the geographic coverage. Its transmission network is the largest in its area, increasingly making the lives of its customers easier. The Company covers 232 municipalities and over 1,700 km of roads. The carrier services are available to 78% of the people in its area, which means approximately 11.6 million people.

Focus on the customer

Tele Celular Sul stayed focused on winning customer loyalty, particularly from the most profitable customers. Therefore, in 2001 the investment in this important segment was increased and no effort was spared to strengthen the ties between the customers and the Company. To achieve this objective, the Company designed the CRC – Customer Relations Center. More than a modern version of the old call centers, the CRC represented a new, proactive customer service philosophy offering solutions, products and services, in the place of the old model of simply reacting to suggestions and complaints.

The CRC makes use of one of the most modern technical and operational structures of its kind in Brazil, resulting in a more agile and complete service, as well as web-based account management, ensuring the greatest convenience for the customers. The major difference, however, lies in the attitude: the CRC is a complete business center which serves to acquire and maintain customers, increment sales, offer services and solutions.

The Company was the first mobile service carrier in Brazil to create the Customer Council, strengthening its presence in the community. The council is made up of companies representing each region, and meets periodically with management to evaluate services, submit suggestions, and, in short, to talk to Tele Celular Sul, which constantly strives to be close to its customers.

Another innovation which has impacted our customers' experience was the change in the bill layout. The new layout makes bills simpler and easier to understand. Customers were also offered a quite varied range of payment options: the most convenient alternatives among them are automatic debit to bank account, payment at accredited lottery outlets and debit to the credit card. This last option was a Tele Celular Sul innovation.

The Special Customer segment was created for the postpaid service customers, providing special services and exclusive offers– a reward from the Company to its faithful and profitable customers that pay their bills timely. For the corporate segment, new products and services were created and made available, in an attempt to better meet the needs both of large corporations and small enterprises, without losing sight of the peculiarities of each.

Throughout the year, Tele Celular Sul met all of the nine goals set forth by Agência Nacional de Telecomunicações – Anatel, and also achieved a marked decrease in customer complaints. These outcomes reaffirm the effectiveness of the Company's policy of permanently striving for customer satisfaction and be the preferred provider in its industry.

Market Segmentation

In 2001, Tele Celular Sul expanded and consolidated its market segmentation strategy. The products and services portfolio provides options for all sorts of customers – individuals or oganizations, regardless of their size or needs. The Company closely monitors the trends in its market, and is thus able to anticipate customer needs and meet them with agility and innovation.

The most important move in this direction was in the corporate market, for which the Company structured and consolidated TIM Business: a business unit specially geared to providing communication solutions to the corporate segment. TIM Business represents a new way of doing business with corporations. It encompasses a specialized sales and service structure, a dedicated Customer Relations Center, an exclusive website, and the development of specific products and services to fulfill the most varied corporate communication needs.

The careful monitoring of market demands led to a series of new communication alternatives with different characteristics and prices, always introduced in a way that maximizes their timeliness and attractiveness. The wide array of services offered by Tele Celular Sul includes:

- ***TIM Tarifa Zero***
- ***TIM Business 200***
- ***Plano Empresarial***
- ***Plano viagem***
- ***TIM 400***
- ***TIM 200***
- ***TIM 200 Family***
- ***TIM 100***
- ***TIM 50***
- ***TIM 30***
- ***TIM Noite e Lazer***
- ***TIM Básico.***

The prepaid segment includes:

- ***Pronto!Tempo Todo***
- ***Pronto!Tempo Livre***
- ***Pronto!Tarifa Plus***
- ***Pronto!Noite e Finais de Semana***
- ***Pronto T***

The launching of the prepaid **Pronto T** deserves further attention. Geared initially to young customers, the service soon found acceptance in a wide range of market segments because of a number of additional innovations, such as: national outbound and incoming roaming, fixed rates regardless of the time of use, exclusive discounts for a group of up to three people, and WAP access.

Among those options, customers may chose the service plan that better fits their consumption and use profiles. This kind of service customization is also offered to the corporate segment. Based on the specific needs of each company, a highly qualified Tele Celular Sul team helps set up the best solution.

Additional services complement the service plans offered. Among those services is SMS - Short Message Service. With it, Tele Celular Sul customers may communicate with each other by sending messages directly from their cell phones or over the Internet. The SMS service options are many - one just has to access the site WWW.TIMNET.COM.BR and enroll to enjoy all the advantages of this mobile technology.

The Company currently offers TIM Wap (Wireless Application Protocol), which provides access to the Internet universe on the cell phone display. It also offers TIM Office, connecting the handset to a desktop, notebook or palm top, allowing data transferring anywhere in the area covered by Tele Celular Sul's network.

The Company offers the corporate segment the Intelligent Network, through which a customized solution is created, allowing mobility and consequently greater productivity for corporate teams, in addition to controlling their telecommunications expenses.

Living without borders. This is exactly what the roaming service provides to Tele Celular Sul customers. After all, they have the ability to make and receive calls with their own handset while traveling anywhere in Brazil and in over 100 countries. The roaming service ensures customers total mobility, a crucial element of cellular service.

Brand Strengthening

A brand is a key factor in doing and maintaining business. The perception that a service or product is backed by a strong brand makes all the difference at the moment of truth, when the customer decides with which company he wants to build a relationship. Tele Celular Sul benefits greatly from bearing the TIM brand, internationally renowned as one of the best mobile phone carriers in the world. By associating local brands with TIM's, Tele Celular Sul has built an even stronger Company.

The original attributes of the Company, such as wide coverage, 100% digital roaming across Brazil, the quality of the signals, the intelligent and comprehensive solutions, and good relations with the local communities have added even further value to the brand, with surprising results. The Company achieved the best brand recognition in its area, with high levels of satisfaction and image identification. The TIM brand, already regarded as traditional, solid and with great experience in mobile telephone services, has also begun to be associated with technological advance and superior service quality.

Tele Celular Sul has been successful in its strategy to consolidate the brand as a benchmark in mobile telephone services. In southern Brazil, the TIM brand already leads the Top of Mind poll carried out by Expressão magazine. And it is one of the most widely known in Brazil among Internet users, having won the Folha Ibrands award from the Folha de S. Paulo newspaper. In the local market, the TIM brand is already synonymous with mobile phone services.

HUMAN RESOURCES

Tele Celular Sul ended the year with 1,178 employees, practically unchanged from 2000, when it had 1,175 employees. In order to make sure that, the company fulfills its potential; it has been attentive to the well-being and training of its present staff. For that reason, throughout 2001 the Company developed several professional training and education programs. It offered talks, courses and seminars geared to Managerial Development, identification of Successors, Professional Talents and Master Trainers, and on technical and behavioral improvement. Tele Celular Sul has a young staff, on average 30 years old.

This permanent work requires attracting, retaining and developing new talent. The highlight of these programs is the training of the professionals of the Customer Relations Center and Dealers. The same attention is granted to the Prevention and Quality of Life Improvement Programs for customer service employees, who are frequently submitted to stress when dealing with customers.

Another initiative aimed at improving the quality of life for Tele Celular Sul employees was the Work Environment Survey, which looks at Satisfaction, Motivation and Loyalty rates, assessing the current levels and correlating the results with a number of factors. Thus, the Company can monitor and evaluate the results of the improvement initiatives introduced. A variety of themes such as remuneration, safety, work environment and communications, among others, are included.

SOCIAL RESPONSIBILITY

More than a a simple matter of policy, to Tele Celular Sul being a good corporate citizen is a very sacred mission that goes beyond offering good quality products and services. It means, first and foremost, a real integration into the life and daily routine of Brazilians. This social responsibility awareness resulted in *TIM Comunidade*, a project through which the Company invests in social, environmental, sports and cultural activities, thus actively showing its appreciation for people, the community and the environment.

The corporate social responsibility program being developed by Tele Celular Sul always includes the participation of the Company, its commercial partners, its Staff and Customers. In this way, the social causes to which the carrier is linked will be supported by a large group of people and companies - because acting together is always more powerful than acting alone.

By supporting several projects, the Company has been establishing links with different communities and building its image as a responsible Corporate Citizen. After all, to Tele Celular Sul everybody deserves "*living without borders*", with support, dignity and respect. The Company has been investing in several areas to contribute to the economic, social and cultural development of the areas in which it operates.

1) The Company entered into a partnership with Pastoral da Criança, an internationally renowned institution that has been working for years and achieving extraordinary results in reducing infant mortality in needy communities.

* Pastoral da Criança
- Literacy program for adult women in needy communities. Women are trained and in turn become Master Trainers.

2) Tele Celular Sul renewed its membership in Fundação Abrinq for children's rights. With that, it renewed its commitment not to employ child labor.

3) Christmas Campaign:

In 2001, Tele Celular Sul sponsored 2001 the "Natal de Cores", a traditional initiative in Curitiba awarding prizes to the houses, apartment buildings and business facilities in Curitiba and the surrounding Metropolitan Area with the best Christmas decorations, chosen by popular vote. The campaign was developed in a partnership with the Rede Paranaense de Comunicação and HSBC. Together with the Associação Paranaense de Supermercados (Apras) and Grupo Paulo Pimentel, TIM sponsored the Apras Christmas campaign that collected food in 2,284 supermarkets in 384 cities in Paraná, which was given to social assistance entities

4) *Festival de Teatro de Curitiba* (Curitiba Theater Festival)
The main cultural event of the capital of Paraná and the largest such festival in Brazil.

5) *Festival de Dança de Joinville* (Joinville Dance Festival)
The largest such festival in Brazil, which led to the opening in Joinville of the only Bolshoi Ballet School outside Russia.

6) Tim Blues Festival
Conceived to be a new cultural alternative in Florianópolis, the first edition of the festival in 2001 was a success.

7) Sports sponsorship
a) Soccer teams: Tele Celular Sul had the TIM brand put on the shirts of five professional soccer (football) teams in Southern Brazil: Atlético Paranaense, Coritiba, Paraná Clube, Figueirense, Pelotas and Brasil (from Pelotas). Atlético was the Brazilian champion and Figueirense climbed to the 1st Division
b) Mountain climbing: Sponsoring to the mountain climber Waldemar Niclevicz
c) Yachting: Sponsoring to Santa Catarina's Yatch championship

8) Battery Collection Campaign

Results of Phase I, year III:

	PARANÁ	STA CATARINA	PELOTAS	TOTAL
Current balance 2000-2001	12,089	8,120	601	20,810
Previous balance 1999-2000	15,225	8,813	942	24,980
Total	**27,314**	**16,933**	**1,543**	**45,790**

9) Support to the Joana Gusmão and Pequeno Príncipe Hospitals
- A seed of life
On Christmas 2001, the Company's special customers received an exclusive gift, a vase with seeds to be planted, as a reminder of the support Tele Celular Sul provides to the two institutions. The gifts were bought from the Pequeno Príncipe Hospital in Curitiba. Thanks to a partnership of the Pequeno Príncipe Hospital with the Joana de Gusmão Hospital, in Florianópolis, the latter also received part of the money spent in buying the gifts, totaling 60,000 boxes and 61,500 cards (1.5 thousand to TIM's employees). The company invested R$ 303,500.00 thousand.

Operating Revenue

The gross operating revenue from services amounted to R$ 940.3 million, representing a 12% growth - or 18% excluding the bad debt effects - over 2000.

The gross handset sales revenue, amounting to R$ 116.0 million, grew by 35% over the preceding year. It should be noted that in August 2001 the Company started selling handsets directly to the dealers, an activity that had been outsourced until then.

Operating Costs and Expenses

Operating costs and expenses (selling and General & Administrative expenses) totaled R$ 655.2 million, representing a 2% increase over 2000. This slight rise in expenses resulted basically from three factors: a) expansion of the customer base; b) increase in depreciation, in view of the acceleration in investments in recent periods; and c) higher costs originating from the sale of handsets, caused by the expansion of the sales of mobile phone equipment. Operating Costs, less depreciation and handset costs, showed a 6% decrease, evidence of a tighter grip on operating expenses.

The expenses with bad debt, amounting to R$ 18.3 million, showed an impressive 70% drop over the preceding year. This improvement is linked to the adoption of a set of rigid procedures that have streamlined the collection process.

EBITDA

The EBITDA, according to the international definition (operating income before net financial expenses, excluding depreciation and amortization), reached R$ 320.6 million, representing a 47% increment over 2000.

The EBITDA margin was 40% over the total net revenue– or 46% without the sale of handsets, a significant improvement over the 31% and 34% margins achieved in 2000, respectively.

Investment and Funding

During 2001, Tele Celular Sul invested R$ 158.4 million, through its controlled companies, in enlarging and modernizing its mobile-phone network, developing IT systems and TIMnet.com, the content provider for the mobile *internet*. The investment program was mostly funded with equity generation.

At the end of 2001, the net indebtedness was R$ 194.5 million, versus R$ 255.8 million in 2000. The debt is basically made up of loans from *Eximbank (Export and Import Bank of United States), BNDES (Banco Nacional de Desenvolvimento Econômico e Social)* and the issuance of simple, non-convertible debentures.

Of the total debt, the amount of R$ 59.8 million represents loans in dollars, totally covered by hedging operations, to protect them from exchange rate variations. Additionally, a specific portion of the BNDES loan, corresponding to R$ 15.8 million, is subject to an interest rate linked to the Bank's "basket of currencies", including the dollar. There is no hedging instrument available in the market for this specific case.

Net Income

The consolidated net profit for the year reached R$ 59.9 million, representing a 290% increase over the preceding year. The profit per 1,000 shares was R$ 0.17.

Capital Market

Tele Celular Sul ended the year with its common and preferred stock quoted in Bovespa at R$ 3.03 and R$ 3.61 per 1,000 shares, respectively.

In the last session of the year on the New York Stock Exchange (NYSE), the ADR (*American Depositary Receipt*) closed at US$ 15.75.

Dividends and interest on equity

According to the remuneration policy, Tele Celular Sul directors propose the payment of R$ 18.5 million to shareholders as dividends and interest on equity, net of income tax and equivalent to R$ 0.05 per 1,000 common and preferred shares.

FINANCIAL STATMENTS

TELE CELULAR SUL PARTICIPAÇÕES S.A.

Balance Sheet at December 31
In thousands of reais

	Parent Company		Consolidated	
	2001	2000	2001	2000
Assets				
Current assets				
Cash and banks	1,099	225	5,462	8,008
Marketable securities	9,843		134,397	89,001
Trade accounts receivable			148,862	127,638
Inventories			21,856	12,365
Deferred and recoverable taxes	6,422	4,069	53,197	47,184
Interest over shareholders' capital receivable	17,664	7,878		
Dividends receivable	859	2,489		
Accounts receivable from sale of assets				10,660
Other	832	1,553	12,423	1,7319
	36,719	16,214	376,197	312,175
Non current assets				
Subsidiaries	3,176	27,928		
Deferred and recoverable taxes				
Deferred and recoverable taxes	774	725	241,254	246,909
Judicial deposits			10,908	10,683
Other	14		1,889	1,762
	3,964	28,653	254,051	259,354
Permanent assets				
Investments	810,929	760,837	28,707	16,273
Property, plant and equipment	96	108	775,575	837,165
Deferred charges			67,649	36,586
	811,025	760,945	871,931	890,024
Total	851,708	805,812	1,502,179	1,461,553

The accompanying notes are an integral part of these financial statements.

TELE CELULAR SUL PARTICIPAÇÕES S.A.

Balance Sheet at December 31
In thousands of reais

	Parent Company		Consolidated	
	2001	2000	2001	2000
Liabilities and stockholders' equity				
Current liabilities				
Trade accounts payable	2,330	3,122	63,389	98,724
Loans and financings			21,987	31,348
Debentures			8,860	7,674
Salaries and social charges	10,389	6,033	13,083	9,190
Taxes and contributions payable	854	2,877	20,794	28,245
Interest on shareholders' equity payable	20,450	4,882	26,636	8,909
Dividends payable	1,755	9,626	2,184	10,313
Subsidiaries and associated companies		5,899		
Provisão para contingências				
Other liabilities	5,247	1,085	14,548	4,735
	41,025	33,524	171,481	199,138
Noncurrent liabilities				
Loans and financings			103,539	113,763
Debentures			200,000	200,000
Taxes and contributions payable			60,727	32,367
Pension plan contributions	2,239	2,132	2,239	2,174
Provision for contingencies	40		6,095	1,517
Other	75	75	75	75
	2,354	2,207	372,675	349,896
Minority interest			149,694	142,438
Shareholders' equity				
Capital	245,033	175,772	245,033	175,772
Capital reserve	195,695	205,603	195,695	205,603
Revenue reserves	367,601	111,740	367,601	111,740
Retained earnings		276,966		276,966
	808,329	770,081	808,329	770,081
Total	851,708	805,812	1,502,179	1,461,553

The accompanying notes are an integral part of these financial statements.

TELE CELULAR SUL PARTICIPAÇÕES S.A.

Income Statement
Years ended December 31
In thousands of reais

	Parent Company		Consolidated	
	2001	**2000**	**2001**	**2000**
Gross revenues			1,056,346	926,082
Deductions from gross revenues			(264,917)	(209195)
Net revenues			791,429	716,887
Cost of goods sold and services rendered			(406,033)	(364,468)
Gross profit			385,396	352,419
Operating revenues (expenses)				
Selling			(181,424)	(201,150)
General and administrative	(2,819)	(2,990)	(67,780)	(74,038)
Equity	62,580	8,175	(1,888)	
Other operating income (expense), net	(973)	(2,027)	(15,584)	(14,522)
	58,788	3,158	(266,676)	(289,710)
Operating profit before financial results	58,788	3,158	118,720	62,709
Financing revenues (expenses)				
Financial income	27,062	3,134	45,278	17,463
Financial expenses	(22,717)	(2,097)	(72,045)	(62,619)
Exchange variations, net	(223)	15,529	(17,638)	(12,748)
	4,122	16,566	(44,405)	(57,904)
Operating profit	62,910	19,724	74,315	4,805
Non-operating income (expenses), net	(256)	2,130	10	3,507
Income before taxes and profit sharing	62,654	21,854	74,325	8,312
Income tax and social contribution	434	(4,997)	672	6,320
Employees profit sharing	(3,199)	(1,489)	(4,129)	(2,262)
Minority interest			(10,979)	2,998
Net income for the year	59,889	15,368	59,889	15,368
Net income per thousands shares (R$)	0.17	0.05		

The accompanying notes are an integral part of these financial statements.

TELE CELULAR SUL PARTICIPAÇÕES CELULAR S.A. - PARENT COMPANY

Statement of Changes in Shareholders' Equity
In Thousand of reais

	Paid-up capital	Capital reserve	Revenue reserves					
	Capital	Special premium reserve	Legal reserve	Unrealized profits reserve	Special reserve for dividends	Profit reserve for expansion	Retained earnings	Total
Balances at December 31, 1999	**175,872**		**16,744**	**126,655**			**241,695**	**560,966**
. Partial reduction of capital	(100)	100						
. Incorporation of parent company goodwill		205,503						205,503
. Net income for the year							15,368	15,368
. Partial realization of unrealized profits reserve				(32427)			32,427	
Appropriation of net income for the year:								
. Legal reserve			768				(768)	
. Interest on shareholders' equity							(2,515)	(2,515)
. Dividends							(9,241)	(9,241)
Balances at December 31, 2000	**175,772**	**205,603**	**17,512**	**94,228**			**276,966**	**770,081**
. Capital increase	69,261	(9,908)					(59,353)	
. Net income for the year							59,889	59,889
. Realization of unrealized profits reserve				(94,228)			94,228	
. Special reserve for dividends					19,257		(19,257)	
. Profit reserve for expansion						327,838	(327,838)	
Appropriation of net income for the year:								
. Legal reserve			2,994				(2,994)	
. Interest on shareholders' equity							(20,782)	(20,782)
. Dividends							(859)	(859)
Balances at December 31, 2001	**245,033**	**195,695**	**20,506**		**19,257**	**327,838**		**808,329**

Share value per thousands shares (R$) **2.39**

The accompanying notes are an integral part of these financial statements.

TELE CELULAR SUL PARTICIPAÇÕES S.A. AND
TELE CELULAR SUL PARTICIPAÇÕES S.A. AND SUBSIDIARIES
Statement of Changes in Financial Position
Years ended December 31
In thousands of reais

	Parent Company		Consolidated	
	2001	2000	2001	2000
Financial resources were provided by:				
Operations				
Net income for the year	59,889	15,368	59,889	15,368
Items not affecting working capital				
Depreciation and amortization	1,706	12	174,733	156,089
Deferred taxes amortization			7,217	
Exchange and monetary variations and interest on long-term receivables	(1,787)	(16,733)		
Exchange and monetary variations and interest on long-term liabilities			12,519	6,475
Provision (resersal of provision) for contingencies	40	(502)	4,578	(2,003)
Equity result	(62,580)	(8,175)	1,888	
Net book value of property, plant and equipment sold			883	372
Pension plan contributions	107	293	65	294
Minority interest			10,979	(2998)
Gain on investment	255	(2,130)		(2130)
TIMNET non-consolidation effects			(4,736)	
Third parties				
Increase of long-term liabilities			23,436	341,886
Transfer from long-term receivables to current assets	26,526	176,175	19,093	18,597
Total resources provided	24,156	164,308	310,544	531,950
Financial resources were used for:				
Long-term receivables				
Subsidiaries		51,877		
Deferred and recoverable taxes	50		19,613	32,814
Judicial deposits			225	902
Other			1,168	2,156
Permanent assets				
Investments	10,686	116,863	11,100	
Property, plant and equipment	3	90	101,684	180,524
Deferred charges	413		45,615	23,786
Dividends and interests over shareholders' capital			21,641	11,756
Transfer from long-term liabilities to current			17,818	19,588
Total resources used	11,152	168,830	218,865	271,526
Increase (decrease) in working capital	13,007	(4,522)	91,679	260,424
Changes in working capital				
Working capital at the end of the year:				
Current assets	36,719	16,214	376,197	312,175
Current liabilities	41,025	33,524	171,481	199,138
	(4,306)	(17,310)	204,716	113,037
Less working capital at the beginning of the year	(17,310)	(12,788)	11,3037	(147,387)
Increase (decrease) in working capital	13,004	(4,522)	91,679	260,424

The accompany notes are na integral part of these financial statements

Notes to financial statements

December 31, 2001 and 2000

All amounts in thousands of reais unless otherwise indicated

1 Operations

(a) History

Tele Celular Sul Participações S.A. ("the Company") was founded in accordance with Article 189 of Law No. 9,472/97 – General Telécommunications Law and based on Decree No. 2546/98 as of April 14,1998, as a result of the spin-off of Telecomunicações Brasileiras S.A. approved at the Shareholders Meeting held on May 22, 1998.

The Company is a publicly traded company directly controlled by Bitel Participações S.A., with 51.3% of the voting capital and 19.4% of the total capital. The parent company has been providing funds to guarantee the Company's obligations and this support will be provided in future, whenever necessary.

(b) Subsidiaries

The Company is the majority shareholder of Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A.("the operating subsidiaries"), with participation in the capital of the affiliated company TIMNET.COM S.A. The Company operates with its subsidiaries on an integrated basis and their operating and administrative costs are allocated to the companies in proportion to the benefits generated.

Except for TIMNET.COM S.A., the subsidiaries are providers of mobile telephone services in the States of Paraná (except for the cities of Londrina and Tamarana) and Santa Catarina, in addition to the cities of Pelotas, Capão do Leão, Morro Redondo and Turuçu in the State of Rio Grande do Sul, under the concession terms granted by the Federal Government. These concessions will expire on September 3, 2007, September 30, 2008 and April 14, 2009 for Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A., respectively, and may be subsequently renewed for an additional period of 15 years by the granting authority.

TIMNET.COM S.A. was founded on July 13, 2000 in order to provide internet access and related services to end users, internet hosting and other services, web designing, information technology and data processing services, and information technology and telecommunications consulting and technical support. Currently, the participation of the Company in the capital of TIMNET.COM S.A. is 33.3% recorded as investment in affiliated companies. The TIMNET.COM S.A. financial statements were not consolidated into Tele Celular Sul Participações S.A. since the Company has no direct influence over TIMNET management.

(c) Corporate Restructuring

When Tele Celular Sul Participações S.A. parent company acquired the common shares participation as a result of the privatization process, a higher price was paid in relation to the book value, thus generating a premium. During the first quarter of 2000, Tele Celular Sul Participações S.A. and its parent company began a restructuring process in order to transfer the premium to the operating subsidiaries for obtaining the tax deductibility of the premium amortization. The estimated tax benefit is approximately R$ 205,000. During 2001, the tax benefit was R$ 25,270 (R$ 13,876 – 2000).

As a first step of the restructuring process, the premium was transferred to Tele Celular Sul Participações S.A. in two phases, including the creation of a new subsidiary by the parent company to where the premium was transferred, and subsequently the merger of this new subsidiary by Tele Celular Sul Participações S.A.. This first step was concluded at April 28, 2000 with the approval by the shareholders through an Extraordinary Shareholders Meeting.

During the second step of the restructuring process Tele Celular Sul Participações S.A carried out a spin-off operation when the subsidiaries merged the respective premium participations. This second phase was approved by the Extraordinary Shareholders Meeting of each subsidiary at June 30, 2000.

The spun-off premium installments, representing the tax credit balance, were recorded in the balance sheet under current and non-current assets, as deferred and recoverable taxes, in counterpart of the special premium reserve under shareholders' equity.

2 Presentation of the financial statements

(a) Basis of preparation and disclosure

The parent company and consolidated financial statements were prepared in accordance with accounting practices originating in Brazil's Corporation Law and in conformity with accounting requirements and procedures established by the Brazilian Securities Commission (CVM), and the rules applicable to the public telecommunication service concessionaires.

Tele Celular Sul Participações S.A. is a publicly traded company and has American Depositary Receipts traded on the New York Stock Exchange. Based on this, the Company is subject to the rules of the Security and Exchange Commission (SEC) and is also required to prepare financial statements based on accounting principles generally accepted in the United States of America (US GAAP). According to the SEC rules and aiming to provide information to the public, the Company simultaneously prepares information in reais, and in both languages Portuguese and English.

(b) Consolidated financial statements

These include the following subsidiaries: Telepar Celular S.A., Telesc Celular S.A., and CTMR Celular S.A. The principal financial information on the individual subsidiaries is shown in Note 12.

Description of main consolidation procedures:

I. Elimination of asset and liability account balances between the consolidated subsidiaries;
II. Elimination of investments, reserves and retained earnings of the subsidiaries;
III. Elimination of revenues and expenses generated by transactions between the companies;
IV. Disclosure of the minority interest participation in the consolidated financial statements.

(c) 2000 financial statements - Reclassifications

In order to provide a better presentation and comparison with the current year, the financial statements for the year 2000 were reclassified as follows:

	Consolidated	
		2000
	Current amount	Amount originally disclosed
Current assets		
Deferred and recoverable taxes		
Reclassified from deferred charges the tax credit related to the premium generated in the privatization process	47,184	29,131
Noncurrent assets		
Deferred and recoverable taxes		
Reclassified from deferred charges the tax credit related to the premium generated	246,909	73,335

	Consolidated	
		2000
	Current amount	Amount originally disclosed
in the privatization process		
Permanent assets		
Investments		
Reclassified from deferred charges the premium on the participation in the subsidiaries	16,273	20
Deferred charges		
Reclassified to deferred and recoverable tax the tax credit related to the premium generated in the privatization process		
Reclassified from investment the premium on the participation in the subsidiaries	67,649	244,466
Operating revenues (expenses)		
Cost of goods sold and services rendered		
Reclassified to selling expenses the FISTEL fee expenses		
Reclassified to general and administrative expenses the costs with technology and information.	364,468	419,366
Selling expenses		
Reclassified from cost of goods sold and services rendered the FISTEL fee expenses	201,150	171,941
General and administrative expenses		
Reclassified from cost of goods sold and services rendered the costs with technology and information.	74,038	48,349

3 Summary of significant accounting practices

The significant accounting practices adopted in the preparation of the financial statements of the Company and its subsidiaries are consistent with those adopted in prior periods and are summarized below:

(a) Marketable securities

Represent short-term investments to be held up to the respective due dates, stated at cost plus interest earned to the balance sheet date.

(b) Trade accounts receivable

Represent services and products billed to customers, services rendered to customers not yet billed to the balance sheet date, as well as amounts from the use of the telecommunications network.

The allowance for doubtful accounts is recorded based on periodic analyses by management which take into consideration the customer base profile, the aging of overdue accounts and the overall economic environment. The provision amount is considered sufficient to cover estimated losses from realization.

(c) Inventories

Represent, basically, cellular handset equipment and are stated at average acquisition cost net of the provisions for realization value adjustment, whenever applicable.

(d) Investments

Represent the permanent investments in subsidiaries and affiliated company which are recorded based on the equity method. The accounting practices adopted by the subsidiaries and affiliated company are consistent with the ones adopted by the parent company. Other investments are stated at cost deducted from the realization value, whenever applicable.

(e) Property, plant and equipment

Stated at acquisition and/or construction cost, less accumulated depreciation calculated based on the straight-line method at the rates shown in Note 13, which take into consideration the useful lives of the assets.

Interest on loans to finance constructions in progress is added to their cost, in accordance with CVM Resolution No. 193/96.

(f) Deferred charges

Represented by expenses incurred in connection with the implementation of data processing systems, net of accumulated amortization calculated according to the straight-line method over five years.

(g) Income and social contribution taxes

These are calculated and recorded based on the effective tax rates prevailing on the date of the financial statements preparation. Deferred taxes are recorded due to timing differences and to income and social contribution tax loss carry forwards, whenever applicable. Management expects that deferred tax assets will be realized over the next five years.

(h) Loans and financing

Restated at the exchange variation rate and financial charges, based on the respective agreements (including "hedge" agreements), accrued up to the balance sheet date.

(i) Revenue recognition

Revenues from prepaid services are recognized when the services are rendered to customers. Revenues from mobile services represent monthly subscriber fees, utilization fees, network utilization fees, maintenance fees and other services to subscribers. Revenues originated from handsets sales are recognized when the products are delivered to customers.

Billings are monthly recorded and the revenues not billed between the billings date and the end of the month are estimated and recognized in the month the service was rendered.

(j) Employees' profit sharing

The Company provides for employees' profit sharing according to the goals achieved by the employees, subject to approval by the Annual Shareholders Meeting.

(k) Provision for contingencies

The provision for contingencies is recorded based on estimates made by management and the lawyers' opinion, in amounts considered sufficient to cover losses and the risks regarded as probable.

(l) Pension plan – actuarial gains and losses recognition

The Company opted for recording the adjustments related to its actuarial liabilities directly in the operating result as of 2002 within a period of five years or according to the period of service or remaining life of the employees, if underage.

The actuarial gains and losses related to the pension plans financed by the Company will be recognized beginning 2002 based on the highest value between 10% of the present value of the actuarial liability and 10% of the fair value of the plan assets.

(m) Profit per thousands shares

Calculated based on the number of shares circulating in the market at the balance sheet date.

4 Financial instruments

The Company carries out operations involving financial instruments with the aim of reducing risks relating to market, foreign exchange and interest rates. Such risks are controlled through specific policies, the establishment of operating strategies and limits, and other techniques for monitoring the positions.

Marketable securities, loans and financing are recorded at their approximate market values.

The other financial instruments held by the Company at December 31, 2001 primarily comprise hedges of rates, described in Note 14.

Credit risks

The Company is potentially exposed to credit risks related to its short-term investments and hedge contracts. The Company limits the risks associated with these financial instruments by keeping these operations in financial institutions classified as reliable. The Company does not require collateral for these financial instruments.

The concentration of risks related to trade accounts receivable is minimized due to the large volume of customers. Usually the Company does not require collateral for its trade receivables.

5 Insurance

At December 31, 2001, the Company presents insurance cover against fire and various risks affecting inventories and fixed assets in amounts considered sufficient to cover possible losses, considering management assessment of the risks and amounts involved.

6 Marketable securities

Basically refer to financial investments through Banco do Brasil S.A., in Federal Government Securities, at 99.5% to 100% of the Interbank Deposit Certificate (CDI) rate variation.

7 Trade accounts receivable

	Consolidated	
	2001	**2000**
Services billed	39,161	54,657
Services not yet billed	29,222	34,936
Use of network	31,950	39,085
Sales of merchandise	55,381	11,693
	155,714	140,371
Allowance for doubtful accounts	(6,852)	(12,733)
	148,862	127,638

The allowance for doubtful accounts movement was as follows:

	2001	2000
Initial balance	12,733	21,065
Provision debited as selling expenses	130	463
Writing-offs against the provision	(6,011)	(8,795)
Final balance	6,852	12,733

8 Inventories

	Consolidated	
	2001	2000
New handsets, accessories, cards and kits	21,094	10,600
Used handsets	2,619	12,605
Provision for realization value adjustment	(1,857)	(10,840)
	21,856	12,365

9 Deferred and recoverable taxes – current and non-current

	Parent Company		Consolidated	
	2001	2000	2001	2000
Deferred taxes				
Income tax				
Timing differences	1,688	906	11,633	9,623
Tax loss carry forwards			55,968	46,414
Social contribution tax				
Timing differences	608	326	4,188	3,460
Tax loss carry forwards			20,183	16,726
	2,296	1,232	91,972	76,223
Recoverable taxes				
Income taxes				
Prepayments			4,599	5,052
Withholding tax on financial investments	389	1,208	5,817	5,620
Withholding tax on interest on shareholders' equity	4,511	2,354	4,621	2,407
Social contribution tax				
Prepayments			1,827	1,875
State VAT (ICMS)			19,255	11,287
Merged tax credit			166,358	191,627
Other taxes			2	2
	4,900	3,562	202,479	217,870
Total deferred and recoverable taxes	7,196	4,794	294,451	294,093
Current	6,422	4,069	53,197	47,184
Non-current receivables	774	725	241,254	246,909

10 Transactions with related parties

	Parent Company X Subsidiaries			
	Telepar Celular S.A.	Telesc Celular S.A.	CTMR Celular S.A.	Total
Assets				
Dividends and interest on shareholders' equity				
2001		18,523		18,523
2000		10,367		10,367
Loan agreements – non-current				
2001	29	3,045	102	3,176
2000		27,407	521	27,928
Liabilities				
Loan agreements – current				
2000	5,899			5,899

Other information				
Financial revenues				
2001	4,243	1,589	110	5,942
2000	16,126	2,666	114	18,906
Financial expenses				
2001	(364)	(17)		(381)
2000	(129)			(129)
Recovery of administrative expenses				
2001	27,871	24,308	1,050	53,229
2000	25,420	21,332	1,227	47,979

	Consolidated X Subsidiaries					
	Tele Nordeste Partic. S.A.	**Maxitel Celular S.A.**	**TIM Celular Centro Sul S.A.**	**TIM Brasil S.A.**	**TIMNET**	**Total**
Assets						
Loans - Current						
2001	76					76
Liabilities						
Loans						
2001				1,356		1,356
Other liabilities						
2001					2,020	2,020
Other information						
Financial revenues						
2001		1,324	164	45		1,533
Cost of services – selling expenses						
2001					(1,542)	(1,542)

The transactions with related parties were carried out under normal market conditions and mainly comprise loans to affiliates and subsidiaries, with annual interest rates of 101.2% of the Brazilian Interbank rate for subsidiaries and 101.5% per year of the Brazilian Interbank rate for affiliated companies plus corporate, operating and administrative costs.

11 Judicial deposits (consolidated)

The judicial deposits of R$10,908 (R$10,683 - 2000) represent mainly the lawsuit challenging the ICMS (VAT State) Agreement 69/98. Based on the lawyers' opinion, the Company believes that a favorable outcome will be handed down and therefore no provision for contingency to cover the amount in question was constituted.

12 Investments

The investments in subsidiaries and affiliates comprise the following:

	2001	2000
Investments		
Subsidiaries	782,242	740,084
Affiliates	13,712	4,500
Other	14,975	16,253
	810,929	760,837

	Parent Company			Affiliated
	Telepar Celular S.A.	Telesc Celular S.A.	CTMR Celular S.A.	TIMNET. COM S.A.
Capital subscribed at 12/31/2000	333,880	240,625	21,252	9,000
Participation at 12/31/2000	73,57	82,92	78,55	50,00
Shareholders' equity	330,187	522,893	29,442	9,000
Special premium reserve	58,255	142,333	3,386	
Net income (loss)	(42,074)	47,753	(502)	
Equity pickup result	(30,955)	39,536	(406)	
Investment balance at 12/31/2000	258,324	457,905	23,855	4,500
Capital subscribed at 12/31/2001	333,880	249,170	21,252	46,800
Participation at 12/31/2001	73,57	83,13	78,55	33,33
Shareholders' equity	311,891	590,686	29,359	41,136
Special premium reserve	58,255	133,788	3,386	
Net income (loss)	(18,296)	93,826	(83)	(5,664)
Equity pickup result	(13,461)	77,994	(65)	(1,888)
Investment balance at 12/31/2001	244,863	513,589	23,790	13,712

In May 2001 the Company increased its participation in the capital of subsidiary Telesc Celular S.A. from 82.9233% to 83.1262%. This investment was made using the tax benefit from the premium amortization due to the partial spin-off of Tele Celular Sul Participações S.A., as permitted by CVM Instruction No. 319/99, Article 7, Paragraph 1.

13 **Property, plant and equipment (consolidated)**

	2001			2000	
	Cost	Accum. Depreciation	Net	Net	Annual Depreciation %
Switching equipment	216,921	(70,361)	146,560	111,174	14.29
Transmission equipment	809,593	(347,190)	462,403	468,779	14.29
Terminals, energy equipment, furniture, tools and instruments	73,662	(27,666)	45,996	37,805	10.00
Leasehold improvements	10,930	(4,262)	6,668	3,014	33.33
Towers, posts, support and protection devices	49,572	(8,015)	41,557	38,107	4.00
Rights to use software and computer equipment	51,990	(19,884)	32,106	33,375	20.00
Buildings	26,139	(8,260)	17,879	19,757	4.00
Vehicles	2,390	(1,583)	807	670	20.00
Land	3,120		3,120	3,120	
Assets and installations in use	1,244,317	(487,221)	757,096	715,801	
Construction in progress	18,479		18,479	121,364	
	1,262,796	(487,221)	775,575	837,165	

During 2001, the amount of R$4,148 (R$14,680 in 2000) was capitalized in property, plant and equipment which relates to financial charges on the loans used for financing the respective construction.

14 Loans and financing (consolidated)

	Consolidated 2001	2000
Foreign currency – United States dollars		
Suppliers: subject to exchange variation and interest ranging from 6.61% to 7.30% p.a.. These transactions were swapped to CDI, resulting in an average cost of 23.4% p.a.	5,519	7,682
"Compror" transactions: subject exchange variation and interest of 9.15% p.a., used to finance commitments with suppliers for network expansion. These transactions were swapped to 101.4% of CDI, resulting in an average cost of 15.9% p.a.		8,434
Eximbank: direct financing with the Export and Import Bank of the United States (EXIMBANK), equivalent to US$40,850, subject to exchange variation and interest of 7.03% p.a.. The loan was swapped to CDI. At 2/1/2001 the Company made a hedge transaction denominated CAP, fixing the CDI variation at 17.58% p.a.. The operation is due in 360 days and had a premium of R$ 176, which has been amortized during the operation period.	54,312	67,602
	59,831	83,718
Local Currency		
BNDES (National Bank for the Economic and Social Development): 76% of such debt is updated based on TJLP (Long- Term Interest Rate – 10% p.a.) plus 4% p.a. and the remaining 24% is updated based on a mix of indexes (8.35% p.a. + exchange variation), plus spread of 4% p.a.	65,695	61,393
	65,695	61,393
Loans and financing	125,526	145,111
Current	21,987	31,348
Noncurrent liabilities	103,539	113,763

Maturity dates

	2001	2000
2002		17,424
2003	34,992	31,465
2004	35,442	32,448
2005	16,847	16,213
2006 onwards	16,258	16,213
	103,539	113,763

With regard to the loan agreements with BNDES, there are restrictive clauses on certain liquidity indices. The Company complies with all required indices.

The parent company endorsed the debt agreements guaranteeing these transactions.

15 Debentures

In October 2000 20,000 debentures were issued, non-convertible in stock, due in 2003, with interest equivalent to 102.7% of the Brazilian Interbank Rate, due on a six-month basis. There are some restrictive clauses on certain indices applied by the Company. These debentures are secured by the parent company.

The debenture issuing expenses of R$1,670 were recorded as Other Assets – Current Assets and Noncurrent Assets, and are being amortized over a period of 36 months. At December 31, 2001 and December 31, 2000 the balances recorded in these accounts were R$993 and R$1,535, respectively.

16 Taxes and contributions payable – current and noncurrent

	Parent Company		Consolidated	
	2001	2000	2001	2000
Income tax	10	1,797	10	1,797
Social contribution tax	48	635	48	635
ICMS			75,183	51,263
PIS	139	70	825	648
COFINS	641	322	3,804	2,989
Fistel fee			1,003	3,209
FUST			376	
FUNTTEL			188	
Other	16	53	84	71
	854	2,877	81,521	60,612
Current	854	2,877	20,794	28,245
Noncurrent			60,727	32,367

Maturity dates

	2001	2000
2003	11,616	10,672
2004	21,791	20,237
2005	27,070	1,458
2006	250	
	60,727	32,367

The subsidiary Telepar Celular S.A. obtained a tax benefit resulting from the deferment of ICMS tax to be paid in 48 months after the respective generating factor, restated by the UPF/PR which in 2001 was 5.1204 % (8.8431% in 2000). This benefit was granted by the Paraná State Government through the "Programa Paraná Mais Emprego" (Paraná Program for More Employment).

17 Provision for contingencies

The composition of the provisions recorded under Liabilities is as follows:

	Parent Company		Consolidated	
	2001	2000	2001	2000
Labor	40		2,396	852
Tax			100	
Civil			3,599	665
	40		6,095	1,517

No provisions are recorded for the lawsuits considered favorable to the Company by the lawyers, including the lawsuit challenging the ICMS tax (State VAT) as mentioned in Note 11.

18 Pension plans

The Company and its subsidiaries sponsor, together with other companies of the former Telebrás System, private pension and medical plans to retirees, managed by Fundação Sistel de Seguridade Social – SISTEL, and recorded as expenses R$ 1,267 (R$ 1,183 – 2000). Up to December 1999, all companies sponsoring Sistel-managed plans were jointly responsible for all plans then in place. On December 28, 1999, the sponsors of Sistel-managed plans reached an agreement for creating individual company pension plans, maintaining joint responsibility for only those employees who were participants as of January 31, 2000. This led to a proposal for a restatement of the Sistel By-Laws and Regulations, which was approved by the Supplementary Pension Department on January 13, 2000.

Following the termination of the joint responsibility in January 2000, the Company individually established a defined benefit retirement plan - Plano PBS Tele Celular Sul, covering approximately 25% of the Company's employees. In addition to supplementary pension payments, the plan offers medical assistance (PAMA) to retirees and their dependents, under a shared cost system. The contributions to the plans (PBS Tele Celular Sul and PAMA) are determined based on actuarial studies prepared by independent actuaries, in accordance with current Brazilian rules. The costing method used is the capitalization method, and the sponsor contribution is equal to 13.5% of the payroll of the employees covered by the plan, from which 12% are earmarked for funding the PBS Tele Celular Sul plan.

The Company and its subsidiary Telepar Celular S.A, together with Brasil Telecom Participações S.A., co-sponsor the Defined Benefit Plan PBT (Plano de Beneficio Telepar), the Supplementary Medical Assistance Plan (PAMEC) and the Agreement for Management of Pension Payments to retirees and pensioners.

The costing method of the PBT plan is the capitalization method and the contribution payable by the Company is equal to 10% of the payroll of the plan participants.

The contributions to the PAMEC plan and the Agreement for Management were fully paid in July 1998, through a single funding payment.

Reconciliation between assets and liabilities at 12/31/2001 (Parent Company)

	Plan Effects to be recognized PBS
1. Present value of the actuarial obligations with coverage	26,982
2. Present value of the actuarial obligations without coverage	
3. Present value of the actuarial obligations	26,982
4. Plan assets at fair value	23,958
5. Present value of actuarial obligations in excess of the assets at fair value (3 - 4)	3,024
6. Liabilities / (Assets) actuarial net	
a) Liabilities / (Assets) actuarial net	3,024
b) Liabilities / (Assets) actuarial already recognized	
c) Liabilities / (Assets) actuarial – additional (a - b)	3,024

Expenses to be recognized in 2002 (Parent Company)

	Plan Effects to be recognized PBS
1. Service cost (including interest)	1,685
2. Expected contributions from employee during 2002	647
3. Interest over actuarial obligations	3,035
4. Expected return on assets	3,550
5. Amortizations costs	
a) Actuarial (Gains) or losses not recognized	
b) Prior service costs not recognized	
c) Increase of liability not recognized	
d) Total (a + b + c)	
6. Total expense recognized (1 - 2 + 3 – 4 + 5d)	523

Reconciliation between assets and liabilities at 12/31/2001(Consolidated)

Plans / Effects to be recognized	PBS	PBS - Assistidos	Convênio de Administração – Submassa 03	Pamec	PBT
1. Present value of the actuarial obligations with coverage	35,545	2,150	768	135	1,848
2. Present value of the actuarial obligations without coverage					
3. Present value of the actuarial obligations	35,545	2,150	768	135	1,848
4. Plan assets at fair value	31,562	2,318	1,037	101	2,415
5. Present value of actuarial obligations in excess of the assets at fair value (3 - 4)	3,983	168	(269)	34	(567)
6. Actuarial (Gains) or losses not recognized					
7. Prior service costs not recognized					
8. Increase of liability not recognized					
9. Liabilities / (Assets) actuarial net					
a) Liabilities / (Assets) actuarial net	3,983	168	(269)	34	(567)
b) Liabilities / (Assets) actuarial already recognized					
c) Liabilities / (Assets) actuarial – additional (a - b)	3,983	168	(269)	34	(567)

Expenses to be recognized in 2002 (Consolidated)

Plans / Effects to be recognized	PBS	PBS - Assistidos	Convênio de Administração – Submassa 03	Pamec	PBT
1. Service cost (including interest)	2.095			2	23
2. Expected contributions from employees during 2002	794				16
3. Interest on actuarial obligations	3.995	234	84	15	204
4. Expected return on assets	4.672	324	146	15	344
5. Amortizations costs					
a) Actuarial (Gains) or losses not recognized					

	Plans				
	Effects to be recognized				
	PBS	PBS - Assistidos	Convênio de Administração – Submassa 03	Pamec	PBT
b) Prior service costs not recognized					
c) Increase of liability not recognized					
d) Total (a + b + c)					
6. Total expense recognized (1 - 2 + 3 – 4 + 5d)	624	(90)	(62)	2	(133)

Actuarial premises

Discount rate of the actuarial obligation:	11,30% p.a. (6.0% real and 5.0% inflation)
Expected return rate over the plan assets:	14,45% p.a. (9.0% real and 5.0% inflation)
Index of estimated salary increase:	8,15% p.a. (3.0% real and 5.0% inflation)
Index of estimated benefit increase:	5,00% p.a. (0.0% real and 5.0% inflation)
Biometric table of general mortality:	UP84 with 1 year
Biometric table of beginning of disability:	Mercer table of beginning of disability
Expected turnover rate:	0,15 / (Time of service + 1)
Beginning of retirement probability:	100% in the first appliance for a benefit in the Plan

Supplementary pension

As successor in the partial spin-off of Telecomunicações do Paraná S.A. – TELEPAR, the Company sponsors the supplementary pension plan established in 1970 under a Collective Agreement ratified by the Atypical Contractual Relationship Agreement entered into by the Company and labor unions representing the then existing professional categories

19 Shareholder's equity (Parent Company)

(a) Capital

The Company is authorized to increase its capital through approval by a shareholders meeting, up to the limit of 700 billion of common or preferred shares.

Up to the limit of the authorized capital, the shareholders meeting can approve the issuing of stock options to be acquired by its management, employees and other persons who render services to the Company or to its subsidiaries.

The preferred shares do not present voting right, however they have priority in the capital reimbursement without premium and in the non-cumulative minimum dividend payment of 6% per year. This dividend is calculated by dividing the total subscribed capital by the number of total shares of the Company.

The shareholders meeting of April 25, 2001 approved a capital increase of R$9,908, through the issuing of 2,819,573,150 common shares with no par value on behalf of Bitel Participações S.A. This capital increase was *made using the tax benefit from the premium amortization due to the partial spin-off of Tele Celular Sul Participações* S.A., as permitted by CVM

Instruction No.319/99, Article 7, Paragraph 1.

At June 18, 2001, the shareholders meeting approved a capital increase using the exceeding funds from the retained earnings and legal reserve accounts, totaling R$59,353, without the issuing of shares as permitted by Law No. 6,404/76, Article 199.

The subscribed and paid-in capital at December 31, 2001 is represented by shares with no par value, as follows:

	Common	Preferred	Total
Quantity (in millions of shares)	127,189	210,030	337,219
Amount (R$)	92,419	152,614	245,033

The preferred shares have no voting right but do have priority in the capital reimbursement and in the payment of minimum non-cumulative dividends of 6% per year over the capital amount.

(b) Capital reserve – Special premium reserve

This reserve was generated by the corporate restructuring process mentioned in Note 1. A portion of this reserve which corresponds to the benefit for the year can be, at the end of each fiscal year, capitalized in favor of the majority shareholder with the issuing of new shares. The respective capital increase should respect the preference of the minority shareholders in the proportion of its participation, by species and class of shares at the time of issuance. The amounts paid for exercising this right will be paid to the majority shareholder, in accordance with the Instruction CVM 319/99.

(c) Legal reserve

Constituted based on 5% of the net income for the year.

(d) Unearned income reserve

This reserve was constituted due to the spin-off of TELEBRÁS and represents profits recorded and not realized in cash. It was transferred to Tele Celular Sul Participações S.A. offsetting its investment in subsidiary companies. The Company is fully realizing this reserve in this fiscal year.

(e) Dividends

The dividends are being calculated in accordance with the Company's By Laws and with Brazil's Corporation Law.

According to the Company's By Laws, the Company should distribute as minimum dividends at each fiscal year ending December 31, provided there are available funds for distribution, a total amount equivalent to 25% of the restated net income (as described below). The annual dividends distributed to preferred shareholders (preferred dividends) have priority in the allocation of the net restated income. The remaining amounts to be distributed are firstly used to pay dividends to common shareholders in the same amount of that distributed to the preferred shareholders and the rest will be distributed equally to common and preferred shareholders.

In accordance with the Company's By Laws, distribution of a minimum annual dividend per share to preferred shareholders is compulsory. This minimum dividend is calculated at 6% of the amount obtained from the division of the total capital by the number of preferred shares. According to the Brazil's Corporation Law and to the Company's By Laws, the net restated income for the fiscal year is the amount equivalent to the Company's net income adjusted to reflect allocations to or from: (I) Legal reserve, (II) Contingencies provision with probable losses, if applicable, and (III) unearned income reserve as presented below for the year ended December 31, 2001.

Statutory minimum dividends at December 31, 2001:

	2001	**2000**
Net income for the year	59,889	15,368
(-) Constitution of legal reserve	(2,994)	(768)
(+) Realization of the unearned income reserve	94,228	32,427
Net restated income	151,123	47,027
Statutory minimum dividends (25%)	37,781	11,756
Proposed dividends:		
Common shares	14,249	4,372
Preferred shares	25,532	7,384
	37,781	11,756

The payable balances of dividends and interest on shareholders' equity (Law No. 9,246/95) will be updated based on the "Reference Rate (TR)" starting as of year-end to the date fixed for its payment.

(f) Interest on shareholders' equity

As suggested by management at December 31, 2001, interest on shareholders' equity, fully added to the dividends, was recorded in accordance with Law No. 9,249/95, Article 9. This amount was recorded net of income tax after the shareholders meeting approval.

The amount is shown as follows:

	2001
Interest on shareholders' equity	
Common shares	12,944
Preferred shares	7,838
Withholding tax	(3,117)
Net amount	17,665
Additional dividend	859
Total proposed dividends	18,524

The amount of R$19,257 was retained in the dividends special reserve account.

(g) Payment of dividends

Management is proposing a "Ad referendum" of the shareholders meeting the recording of a Special Reserve for Payment of Dividends in the amount of R$19,527, relating to the portion of dividends declared based on the balance sheet as of December 31, 2001. The objective of this reserve is to keep the financial and economic balance of the Company and at the same time to fulfill the relevant investment needs in order to meet the current demand.

(h) Income reserve for expansion

The remaining balance of the year's net income, restated as prescribed by Law No. 6,404/76, Article 202, in the amount of R$110,225 comprises the balance of income reserve for expansion and will be used to continue the plant expansion. The retention will be sustained by a capital budget to be approved at a shareholders meeting based on management proposal.

Based on Instruction CVM 59/86, the balance of R$217,163 is being transferred from retained earnings to income reserve for expansion.

(i) Excess of reserves

As required by Law No. 6,404/76, Article 199, the Company will propose at the shareholders meeting the approval of a capital increase of R$62,000 due to the income reserves excess in relation to capital.

20 Net revenues

	Consolidated	
	2001	**2000**
Revenues from telecommunication services		
Subscriptions	178,275	182,075
Usage	447,071	408,722
Use of network	306,811	246,394
Other services	8,163	3,247
	940,320	840,438
Sale of merchandise	116,026	85,644
Gross operating income	1,056,346	926,082
Deductions from gross income		
Taxes	(187,178)	(188,429)
Discounts	(75,825)	(17,886)
Other	(1,914)	(2,880)
	(264,917)	(209,195)
	791,429	716,887

21 Costs of goods sold and services rendered

	Consolidated	
	2001	2000
Salaries and social contribution charges	8,724	10,865
Third-party services	12,365	16,011
Interconnection	121,761	105,747
Depreciation and amortization	150,121	128,341
Cost of goods sold	111,923	102,930
Other	1,139	574
	406,033	364,468

22 Selling expenses

	Consolidated	
	2001	2000
Salaries and social security charges	22,445	19,032
Third-party services	106,746	88,993
Allowance for doubtful accounts and provision for losses	18,335	59,051
Depreciation and amortization	8,028	3,451
Other	25,870	30,623
	181,424	201,150

23 General and administrative expenses

	Parent Company		Consolidated	
	2001	2000	2001	2000
Salaries and social security charges	1,796	1,597	16,003	12,152
Third-party services	926	1,279	31,065	46,382
Depreciation and amortization	15	12	14,893	9,934
Other	82	102	5,819	5,570
	2,819	2,990	67,780	74,038

During the year the Company and its subsidiaries paid R$ 816 (R$ 939 – 2000) to management members.

24 Other operating income (expenses), net

	Parent Company		Consolidated	
	2001	2000	2001	2000
Revenues				
Penalty charged to customers on overdue payments			3,702	4,483
Equipment and infra-structure rental			5,450	6,357
Reversal of provision for reduction to market value			8,983	
Other	957	672	3,618	5,282
	957	672	21,753	16,122
Expenses				
Taxes and contributions	(88)	(649)	(1,068)	(1,937)
Provision for reduction to market value				(8,329)
Premium amortization	(1,691)	(2,047)	(26,961)	(14,292)
Provision for contingencies	(40)		(4,578)	(647)
Other	(111)	(3)	(4,730)	(5,439)
	(1,930)	(2,699)	(37,337)	(30,644)
	(973)	(2,027)	(15,584)	(14,522)

25 Nonoperating income (expenses), net

	Parent Company		Consolidated	
	2001	2000	2001	2000
Gain (loss) on assets sale			266	1,340
Gain (loss) on investments	(256)	2,130	(256)	2,130
Others, net				37
	(256)	2,130	10	3,507

26 Income and social contribution taxes

The provision for income tax is calculated at the rate of 15%, plus an additional 10% on taxable income. The provision for social contribution tax is calculated at the rate of 9% on income before income tax, adjusted in accordance with the current tax legislation.

The reconciliation of taxes charged to income for the year are as follows:

	Parent Company		Consolidated	
	2001	**2000**	**2001**	**2000**
Income taxes				
Income before taxes and employees' profit sharing	59,455	20,365	59,217	9,048
Interest on shareholders' equity		6,753	(25,000)	(4,424)
Participation in subsidiaries/affiliates	(62,580)	(8,175)	1,888	
Gain/loss on nonoperating investment	256	(2,130)	256	(2,130)
Minority participation			10,979	(2,998)
Basis of calculation	(2,869)	16,813	47,340	(504)
Standard rate - 25%	717	(4,203)	(11,835)	127
Permanent differences				
Depreciation of handsets	(2)	(37)	(539)	(12)
Donations	(423)	558	(427)	(294)
Premium amortization	36		13,040	6,722
Others			339	(1,532)
	(389)	521	12,413	4,884
	328	(3,682)	578	5,011

	Parent Company		Consolidated	
	2001	**2000**	**2001**	**2000**
Social contribution tax				
Income before taxes	59,455	20,365	59,217	9,048
Interest on shareholders' equity		6,753	(25,000)	(4,424)
Participation in subsidiaries/affiliates	(62,580)	(8,175)	1,888	
Gain/loss on nonoperating investment	256	(2,130)	256	(2,130)
Minority participation			10,979	(2,998)
Basis of calculation	(2,869)	16,813	47,340	(504)
Standard rate - 9%	258	(1,513)	(4,261)	46
Permanent differences				
Depreciation of handsets			(194)	(4)
Donations	(1)	(13)	(154)	(106)
Premium amortization	(151)	211	4,703	2,430
Others				(1,057)
	(152)	198	4,355	1,263
	106	(1,315)	94	1,309

	Parent Company		Consolidated	
	2001	2000	2001	2000
Total income and social contribution Taxes	434	(4,997)	672	6,320

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tele Cellular Sul Holding Company

Date: March 4, 2002

By: ______________________________

Name: Paulo Roberto Cruz Cozza

Title: Chief Financial Officer